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                                       Filed by Inveresk Research Group, Inc.
                                       pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                       Exchange Act of 1934

                                       Subject company: Inveresk Research
                                       Group, Inc.
                                       Commission File No. 333-118257

The following letter was mailed to Inveresk shareholders today:


                                                              September 30, 2004



Dear Fellow Shareholder:

We have previously sent to you proxy material for the Special Meeting of Inveresk Research Group, Inc. be held on October 20, 2004. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE FOR THE PROPOSED MERGER WITH CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

Since approval of the merger requires the affirmative vote by a majority of Inveresk's outstanding shares, YOUR VOTE IS IMPORTANT, no matter how many or how few shares you may own. Whether or not you have already done so, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TODAY IN THE ENVELOPE PROVIDED.

Very truly yours,

/s/ Walter S. Nimmo

Dr. Walter S. Nimmo
Chairman, Chief Executive Officer and President


================================================================================
                                 IMPORTANT NOTE:
                IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER,
                 YOU CAN VOTE BY TELEPHONE, OR VIA THE INTERNET.

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, at 1-877-825-8730.
================================================================================


ADDITIONAL INFORMATION

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on September 16, 2004. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The joint proxy statement/prospectus was mailed to shareholders of Charles River and shareholders of Inveresk on or about September 17, 2003. Investors and security holders can obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513,
Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.